SCHEDULE 13G

Amendment No. 6
Alberto-Culver Company
Class B Common Stock
Cusip #013068101


Cusip #013068101
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	291,630
Item 6:	0
Item 7:	4,900,180
Item 8:	0
Item 9:	4,900,180
Item 11:	5.332%
Item 12:	    HC


Cusip #013068101
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	4,900,180
Item 8:	0
Item 9:	4,900,180
Item 11:	5.332%
Item 12:	IN


Cusip #013068101
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	4,900,180
Item 8:	0
Item 9:	4,900,180
Item 11:	5.332%
Item 12:	    IN



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Alberto-Culver Company

Item 1(b).	Name of Issuer's Principal Executive Offices:

		2525 Armitage Avenue

		Melrose Park, IL  60160


Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class B Common Stock

Item 2(e).	CUSIP Number:

		013068101

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	4,900,180

	(b)	Percent of Class:	5.332%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	291,630

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	4,900,180

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Common Stock of Alberto-Culver
Company.  No one person's interest in the Class B Common
Stock of Alberto-Culver Company is more than five percent of the total outstanding Class B Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A, B.

Item 8.	Identification and Classification of Members of
the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule
13G in connection with FMR Corp.'s beneficial ownership of the Class B Common Stock of Alberto-Culver Company at
July 31, 2005 is true, complete and correct.

August 10, 2005
Date

/s/Joseph Mari
Signature

Joseph Mari
Duly authorized under Power of Attorney
dated July 20, 2005, by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company
("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,608,550 shares or 5.015% of the Class B Common Stock outstanding of Alberto-Culver Company ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment
Company Act of 1940.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 4,608,550 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d,
Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 147,283 shares or 0.160% of the Class B Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 147,283 shares and sole power to vote or to direct the voting of 147,283 shares of Class B Common Stock owned by the institutional account(s) as reported above.

	Strategic Advisers, Inc., 82 Devonshire Street, Boston, MA 02109, a wholly-owned subsidiary of FMR
Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR Corp.'s beneficial ownership includes 144,347 shares, or 0.157%, of the Class B Common Stock stock outstanding of Alberto-Culver Company, beneficially owned through Strategic Advisers, Inc.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and
Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of
FMR Corp. and Abigail P. Johnson is a Director of FMR
Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares.
Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on August 10, 2005, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Class
B Common Stock of Alberto-Culver Company at July 31,
2005.

	FMR Corp.

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney
	dated July 20, 2005, by Eric D. Roiter by and on behalf
of FMR Corp. and its direct and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney
	dated July 20, 2005, by Eric D. Roiter by and on behalf
of Edward C. Johnson 3d

	Abigail P. Johnson

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney
	dated July 20, 2005, by Eric D. Roiter by and on behalf
of Abigail P. Johnson

	Fidelity Management & Research Company

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney dated July
20, 2005, by Eric D. Roiter Secretary